Saints Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital		
Total equity	$ 26,204	
Total member's equity		$ 26,204
Less: Non-allowable assets		
Auto and equipment, net	(8,081)	
Prepaid expense	(1,284)	
Total non-allowable assets		(9,365)
Net capital before adjustments		16,839
Total adjustments & undue concentration		-
Net capital		16,839
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	19	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 11,839
Ratio of aggregate indebtedness to net capital	0.0169:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditor's report